Commission File Number: 001-14765
CUSIP Number:  427825104
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q

☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Hersha Hospitality Trust
Full Name of Registrant

Former Name if Applicable

148 Sheraton Drive, Box A
Address of Principal Executive Office (Street and Number)

New Cumberland, PA 17070
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Hersha Hospitality Trust (the “Company”) is unable to file with the Securities and Exchange Commission (the “SEC”) its Annual Report on Form 10-K for the year ended December 31, 2005 by the prescribed deadline, March 16, 2006. The Company is still in the process of finalizing the supporting documentation related to its consolidated financial statements, including such information related to several of the acquisitions completed during 2005. As a result, the Company is unable, without unreasonable effort and expense, to complete and file its Annual Report on Form 10-K for the year ended December 31, 2005 by the prescribed deadline. The Company expects to file its Annual Report on Form 10-K for the year ended December 31, 2005 on or before March 22, 2006.

PART IV
OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Ashish R. Parikh	(215) 238-1046
(Name)	(Area Code) (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   ☒ Yes     ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?   ☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Hersha Hospitality Trust
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2006	By:	/s/ Ashish R. Parikh
Ashish R. Parikh
Chief Financial Officer

Annex A

The Company anticipates that the consolidated financial statements included in its Annual Report on Form 10-K for the period ended December 31, 2005 will reflect a significant change in results of operations from the corresponding period for the last fiscal year, primarily as a result of the several acquisitions completed by the Company during the last fiscal year. The following table sets forth selected financial and operating data on a historical consolidated basis for the most recent fiscal year and four prior fiscal years to illustrate this change.

Operating Data	2005	2004	2003	2002	2001

Revenue:
Percentage Lease Revenues - HHMLP	$-	$1,192	$10,144	$9,846	$9,360
Percentage Lease Revenues - Other	-	-	960	2,801	2,801
Hotel Operating Revenues	80,899	47,339	4,731	-	-
Total Revenue	80,899	48,531	15,835	12,647	12,161
Expenses:
Hotel Operating Expenses	49,783	30,335	3,323	-	-
Land Lease - Related Party	-	-	-	-	13
Land Lease	433	504	50	-	-
Real Estate and Personal Property Taxes and Property Insurance	4,346	3,104	1,309	1,006	807
General and Administrative	4,992	3,190	671	554	532
Prepayment Penalties	-	-	116	-	-
Gain on Sale of Assets	-	-	-	-	(598)
Unrecognized Loss on Derivatives	(13)	62	-	-	-
Compensation Expense related to Option Redemption	-	-	1,307	-	-
Depreciation and Amortization	10,600	6,930	4,136	3,646	3,858
Total Expenses	70,141	44,125	10,912	5,206	4,612
Operating Income	10,758	4,406	4,923	7,441	7,549
Interest	359	241	86	7	32
Interest - Secured Loans Related Party	4,046	1,498	715	207	154
Intrest - Secured Loans	137	693	-	-	-
Other Revenue	520	176	8	-	-
Interest expense	(14,094)	(6,167)	(4,250)	(4,396)	(4,682)
Interest expense - Related Party	-	-	(60)	(60)	(72)
Income before income (loss) from Unconsolidated Joint Venture Investments, Distributions to Preferred Unitholders, Minority Interests and Discontinued Operations	1,726	847	1,422	3,199	2,981
Income (Loss) from Unconsolidated Joint Venture Investments	457	481	(24)	-	-
Income Before Distribution to Preferred Unitholders, Minority Interest and Discontinued Operations	2,183	1,328	1,398	3,199	2,981
Distributions to Preferred Unitholders	-	499	1,195	-	-
Income Allocated to Minority Interest	-	105	104	2,675	2,342
Income Applicable to Common Shareholders before Discontinued Operations	2,183	724	99	524	639
Discontinued Operations:
Gain on Sale of Discontinued Operations	1,161	-	-	449	-
Income from Discontinued Operations	(47)	1,325	686	319	195
Net income	3,297	2,049	785	1,292	$834
Preferred Distributions	1,920	-	-	-	-
Net Income applicable to Common Shareholders	$1,377	$2,049	$785	$1,292	$834
Basic Earnings Per Common Share	$0.07	$0.13	$0.17	$0.51	$0.37
Diluted Earnings Per Common Share	$0.07	$0.13	$0.17	$0.51	$0.37
Dividends declared per Common Share	$0.72	$0.72	$0.72	$0.72	$0.72

	2005	2004	2003	2002	2001
Balance Sheet Data
Net investment in hotel properties	$317,980	$163,923	$121,076	$93,814	$88,100
Assets Held for Sale	$3,407	$18,758	$-	$-	$-
Minority interest in Partnership	$15,147	$16,779	$38,971	$20,258	$20,436
Shareholder's equity	$164,703	$119,792	$71,460	$11,378	$10,210
Total assets	$455,354	$261,021	$196,568	$101,516	$96,017
Total debt	$256,146	$97,761	$71,837	$65,341	$61,535
Debt related to Assets Held for Sale	$375	$13,058	$0	0	0
Other Data
Funds from Operations	$13,452	$9,814	$5,058	$4,489	$4,094
Net cash provided by operating activities	17,574	$9,981	$3,136	$8,177	$6,828
Net cash (used in) provided by investing activities	(123,849)	$(74,841)	$(58,370)	$(345)	$5,513
Net cash provided by (used in) financing activities	91,036	$46,605	$94,134	$(7,859)	$(12,174)
Weighted average shares outstanding
Basic	20,293,554	16,391,805	4,614,316	2,519,820	2,275,000
Diluted	20,335,181	16,391,805	4,614,316	2,519,820	2,275,000